UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the months of August 2024

Commission File Number: 001-41425

(Translation of registrant’s name into English)

Commission File Number: 001-41425

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Notice of 2024 Annual General Meeting of Shareholders

In connection with the 2024 Annual General Meeting of Shareholders of Golden Sun Health Technology Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes Exhibits 99.1 and 99.2 hereto.

Resignation of the Chief Financial Officer

On August 1, 2024, Ms. Huang Yunan submitted her resignation as Chief Financial Officer of the Company, with her resignation becoming effective on September 1, 2024. Ms. Huang Yunan did not inform the Company of any disagreement with the Company on any matter relating to its operations, policies or practices.

Appointment of the Chief Financial Officer

Following Ms. Huang Yunan's resignation, the Board of Directors of the Company appointed Ms. Sun Yu as the new Chief Financial Officer of the Company, effective September 1, 2024.

Ms. Sun Yu has been serving as a financial director at Zhejiang Golden Sun Education Technology Group Co., Ltd. since August 2018. Previously, she served as a financial manager at Wenzhou New Thinking Education Group from 2015 until 2018, as a finance and audit manager at Wenzhou Shengye Certified Public Accountants from 2007 until 2015, as a financial manager at Wenzhou Huolun Light Industry Manufacturing Co., Ltd. From 2003 until 2006, as an accounting officer at Zhejiang Tetao Group Co., Ltd. from 1998 until 2003 and from 1992 until 1993, and as an accounting supervisor at Wenzhou Henghui Machinery Equipment Co., Ltd. From 1993 until 1998. Ms. Sun Yu attended Wuhan University of Technology, majoring in accounting, from 2004 until 2007.

Investment in a Joint Venture

On August 29, 2024, the Company announced that it has established a strategic joint venture named Shanghai Fuyang Cultural Tourism Development Co., Ltd. (the “JV”) through its wholly-owned subsidiary Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a Cayman Islands company (“Gongyu”).

On August 15, 2024, The Board of Directors of Gongyu, has unanimously approved a resolution for Gongyu to invest in the establishment of the JV in partnership with Shen Zuxiang and Yi Xiang’an.

The JV will focus on planning and design, consulting, and promotion services for cultural tourism projects and products, as well as the development and management of cultural and tourism resources. The company will be registered with a capital of RMB 1 million.

Gongyu will contribute RMB 510,000, securing a 51% equity stake in the JV. JV partner Shen Zuxiang will invest RMB 340,000 for a 34% equity stake, and partner Yi Xiang’an will contribute RMB 150,000, securing a 15% equity stake. Additionally, Weng Xueyuan is expected to be appointed as the JV’s executive director.

This strategic investment is expected to enhance the Company’s presence in the rapidly growing cultural tourism sector, diversifying its revenue streams and leveraging its expertise in education technology to create synergies within the new venture.

A copy of the press release issued by the Company is attached hereto as Exhibit 99.3.

Forward-Looking Statement

This document contains forward-looking statements, including those related to the expected benefits of the investment by Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu”) in Shanghai Fuyang Cultural Tourism Development Co., Ltd. (“JV”). These statements reflect our current expectations, estimates, and projections about our business and industry, as well as management’s beliefs and assumptions. Words such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially.”

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Notice and Proxy Statement of 2024 Annual General Meeting of Shareholders, dated August 29, 2024, to be mailed to the shareholders of the Company in connection with the 2024 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2024 Annual General Meeting of Shareholders of the Company
99.3	Press Release Announcing Joint Venture to Enter into the Cultural Tourism Market, dated August 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date:  August 29, 2024

2